March 22, 2019

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Chris Edwards and Liz Walsh

Re:                 Bicycle Therapeutics Ltd.
Draft Registration Statement on Form S-1
Submitted December 21, 2018
CIK 0001761612

Dear Mr. Edwards and Ms. Walsh:

This letter is confidentially submitted on behalf of Bicycle Therapeutics Ltd (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on December 21, 2018 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated February 12, 2019 addressed to Lee Kalowski, Chief Financial Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Prospectus Summary
Overview, page 1

1.                                      Please provide the expected timing for reporting preliminary data for the Phase I part of the clinical trial of BT1718.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 6, 94, 121, 122, 127 and 132 of Amendment No. 1 in response to the Staff’s comment.

Introduction to Bicycles, page 2

2.                                      We note your disclosure that the Bicycle’s “renal route of elimination” minimizes liver exposure.  Please provide further details as to the benefits of this route of elimination and why it does not result in increased renal exposure.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 2 and 124 of Amendment No. 1 in response to the Staff’s comment.

Our Pipeline, page 4

3.                                      Please revise you pipeline table to include columns for each stage of further development and provide more specific details regarding each type of oncology indicator.  In addition, we note your disclosure that BT1718 is undergoing a Phase I/IIa clinical trial; however, your table seems to indicate that BT1718 is currently undergoing a Phase I clinical trial only.  Please revise or explain.

RESPONSE: The Company respectfully advises the Staff that it has revised its pipeline table on pages 4 and 122 of Amendment No. 1 to add columns for each stage of further development and to provide additional details on each type of oncology indicator. The Company respectfully advises the Staff that BT1718 is currently in the Phase I part of its ongoing Phase I/IIa clinical trial, which is what is shown in the pipeline table.

4.                                      Your pipeline table shows that THR-149, the subject of your collaboration agreement with Oxurion, is currently undergoing a Phase I clinical trial.  Please describe the Phase I trial in the Business section.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 141 of Amendment No. 1 in response to the Staff’s comment.

5.                                      Please revise your pipeline table to remove the programs that are in the discovery phase. Because you have not identified a product candidate for these programs, it is premature to include them in a product pipeline table.

RESPONSE: The Company respectfully advises the Staff that it has revised its pipeline table on pages 4 and 122 of Amendment No. 1 in response to the Staff’s comment.

Implications of Being an Emerging Growth Company, page 9

6.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

Risk Factors
Risks Related to the Discovery, Development and Regulatory Approval of Our Product Candidates, page 19

7.                                      Here or elsewhere in your Risk Factors section, please disclose that upon the completion of the Phase I/IIa clinical trial for BT1718, you have the right to obtain a license to the results of the clinical trial from CRUK upon the payment of a milestone, in cash and ordinary shares, and any related risks or impact on your ability to continue to develop and/or commercialize BT1718.  We note your related disclosure on page 95.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 19 of Amendment No. 1 in response to the Staff’s comment.

Our current or future product candidates may cause undesirable side effects or have other properties when used alone... , page 24

8.                                      We note your statement that your current and future product candidates have undergone [...] safety testing. Please revise your disclosure, if true, to state that certain of your products are currently undergoing safety testing in the form of Phase I and Phase I/IIa clinical trials, as appropriate, and none of your products have completed this testing to date.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 24 of Amendment No. 1 in response to the Staff’s comment.

Risks Related to Our Dependence on Third Parties
If conflicts arise with our development and commercialization collaborators or licensors, they may act in their own self-interest..., page 48

9.                                      We note your disclosure on page 162 regarding the notices of opposition filed by Pepscan in respect of each of European patents 2 257 624 and 2 474 613.  If material, please revise your Risk Factor disclosure to describe such notices of opposition, as well as any potential material consequences on your business or operations.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 49 and 55 of Amendment No. 1 in response to the Staff’s comment.

Risks Related to Our Intellectual Property
Cyber-attacks or other failures in telecommunications or information technology systems could result in information theft..., page 62

10.                               Please provide further details regarding the cyber-attack you experienced in 2018, including any material impact of the attack on your business or financial condition.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 62 and 63 of Amendment No. 1 in response to the Staff’s comment.

Capitalization, page 86

11.                               We note that your pro forma adjustments will give effect to the conversion of all outstanding preferred shares as of September 30, 2018 into ordinary shares and the effectiveness of your amended and restated memorandum and articles of association upon the closing of this offering.  We also note from your disclosure on page 85 (Share Capital Reorganization...) that, pursuant to Part 17 of the Companies Act, you will reduce your share capital and that amount will be reclassified to reserves available for distribution. Please tell us if the reclassification of share capital will be disclosed in these pro forma adjustments, and if so, revise your filing to indicate that such disclosure will be made.  If not, please tell us why the reclassification of share capital is not applicable to these pro forma adjustments.

RESPONSE: The Company respectfully advises the Staff by way of background that in connection with the offering, it intends to undergo a share capital reorganization, which includes the issuance of bonus shares and reduction and reclassification of share capital. This share capital reorganization is intended to have the effect of a stock split in order for the Company to arrive at a price range for the offering and a number of shares outstanding after the offering that are typical for similarly-situated issuers in the Company’s industry.

In response to the Staff’s comment, the Company advises the Staff the reclassification of share capital will not be disclosed in its pro forma adjustments. The Company advises the staff that the share premium account for the Company (which is an undistributable reserve representing the amount the Company has raised on an issue of shares in excess of the nominal value of the shares) will be reduced by the amount of the share capital reduction with such amount then being treated as a distributable reserve. The Company respectfully advises the Staff that, as U.S. generally accepted accounting principles do not account for the share premium, the reclassification of the share capital is not applicable to these pro forma adjustments.

Overview, page 92

12.                               We note that BT1718 is being developed to treat tumors with high MT1-MMP.  Here or elsewhere in your prospectus, please provide further details about the percentage or volume of tumors with high MT1-MMP, and any resulting impact on the potential commercialization opportunities for BT1718.  Please also provide similar details for EphA2 and Nectin-4.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 94 and 130 of Amendment No. 1 in response to the Staff’s comment to disclose the percentage and types of tumors that express MT1-MMP for which its lead product candidate BT1718 is designed to target. The Company additionally advises the Staff that it currently does not have similar data on the percentage and types of tumors that express EphA2 and Nectin-4.  As the Company discloses on pages 133 and 134 that it intends to screen tumor types that it may investigate with BT5528 and BT8009, these efforts have not yet been completed.  As a result, the Company believes that disclosure of the estimated percentage and types of tumors that express EphA2 and Nectin-4 would be inappropriately speculative at this time.

13.                               To the extent material, please disclose the Materials Transfer Agreement into which you entered in October 2018, along with the material terms and conditions of such Agreement. In this regard, we note your disclosure in Note 17 to your Consolidated Financial Statements on page F-59.

RESPONSE: The Company respectfully advises the Staff that the Company does not view this agreement as a material agreement for which disclosure is required in the prospectus.  The Company submits to the Staff that the amounts to be received under the Materials Transfer Agreement are immaterial and this agreement is of the types of agreements that would routinely and ordinarily accompany the Company’s business.

Financial Overview, page 93

14.                               Please clarify the breakdown of revenues produced by each of your collaboration agreements.  In addition, please clarify whether or not the $20.5 million in revenue cumulatively earned from your collaboration agreements includes the $5.0 million to be paid in January 2019 pursuant to the terms of your collaboration agreement with AstraZeneca.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 95 of Amendment No. 1 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Components of Our Results of Operations Expenses, page 95

15.                               We note your disclosure regarding your Clinical Trial and License Agreement with CRTL and CRUK pursuant to which you are entitled to receive revenue sharing of a “mid to high double digit percentage of the net revenue.” Please revise your disclosure to present a range of not more than 10 percentage points.  Please similarly revise your disclosure regarding your potential tiered royalty payments pursuant to the terms of the Bioverativ collaboration agreement on page 139 and the Oxurion collaboration agreement on page 141.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 142 and 144 of Amendment No. 1 in response to the Staff’s comment about the Bioverativ collaboration agreement and the Oxurion collaboration agreement. The Company respectfully advises the Staff that it is not able to present a range of not more than 10 percentage points in relation to the agreement with CRTL and CRUK as the payments may be as low as 70% or as high as 90% based on the stage of development.

Results of Operations
Research and Development Expenses, page 102

16.                               We note from your disclosure here that you have incurred research and development costs for several product candidates (i.e. BT1718 (MT1), BT5528 (EphA2) and BT8009 (Nectin-4)), and your lead product candidate, BT1718 (MT1), has incurred these costs since at least 2016.  Please revise your filing to disclose research and development costs for each of your product candidates incurred from inception to date.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 102 of Amendment No. 1 in response to the Staff’s comment.

Business
Properties of Bicycles as Therapeutic Agents, page 121

17.                               Please clarify whether you can always identify a compound for development in only six to 12 months after a target has been selected, or if this is an average amount of time.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 124 of Amendment No. 1 in response to the Staff’s comment.

Our Oncology Programs, page 124

18.                               To the extent not disclosed, please provide the endpoint for each of your clinical trials and preclinical studies.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 130, 131, 132, 133, 134 and 135 of Amendment No. 1 in response to the Staff’s comment.

Preclinical Experience, page 127

19.                               We note your disclosure that, in the docetaxel resistant model, BT1718 at both doses tested was associated with significant responses.  Please clarify whether this response was statistically significant, and if so, please indicate the p-value by which you measured statistical significance. Please also explain how “p-value” is used to measure statistical significance.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 131 of Amendment No. 1 in response to the Staff’s comment.

Founder Royalty Arrangements, page 142

20.                               Please provide further details about each of your founder royalty agreements, including the parties to each agreement and any other material terms. In this regard, we note your disclosure in Note 12 to your Consolidated Financial Statements on page F-55.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 146 of Amendment No. 1 in response to the Staff’s comment. The Company further advises the Staff that there are no other material terms of the  agreements.

Intellectual Property, page 142

21.                               Please expand your disclosure regarding your patent portfolio to disclose the type of patent protection provided by the patents or patent applications (e.g., composition of matter, method of use).

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 146 of Amendment No. 1 in response to the Staff’s comment.

Executive Compensation
Employment Agreements with Our Named Executive Officers, page 172

22.                               We note that pursuant to the terms of their respective employment agreements, each of Kevin Lee, Lee Kalowski and Maria Koehler are entitled to annual discretionary cash bonuses if certain performance targets are met.  Please provide further details regarding such performance targets.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 178 and 179 of Amendment No. 1 in response to the Staff’s comment.

Note 2 - Summary of Significant Accounting Policies
Share-based Compensation, page F-20

23.                               You disclose at the top of page F-21 four factors used to determine the fair value of your ordinary shares at each grant date. Once you have an estimated offering price or range, please explain to us in further detail how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances of stock compensation.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Note 7 - Warranty Liability, page F-29

24.                               We note that your warrants are remeasured to fair value at each reporting date. We also note that your warrants are classified within Level 3 of the fair value hierarchy.  Please revise your filing to disclose the following:

•                  Quantitative information about the significant unobservable inputs used in the fair value measurement of these warrants (e.g. risk-adjusted discount rate, present value periods, equity values calculated under the OPM, et al); and

•                  A narrative description of the sensitivity of the fair value measurement to changes in the unobservable inputs.

Refer to ASC 820-10-50-2(bbb)(2) and 50-2(g), respectively.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages F-31 to F-34 of Amendment No. 1 in response to the Staff’s comment.

General

25.                               Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and informs the Staff that it has decided not to include any graphical materials or artwork in its prospectus.

***

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1483.

Sincerely,

/s/ James Xu
James Xu, Esq.

cc:           Kevin Lee, Bicycle Therapeutics Limited

Lee Kalowski, Bicycle Therapeutics Limited

Kristopher D. Brown, Goodwin Procter LLP

Jonathan A. Schur, Goodwin Procter LLP

Divakar Gupta, Cooley LLP

Ryan Sansom, Cooley LLP

Richard Segal, Cooley LLP